February 26, 2020

Adrian Neuhauser
Chief Financial Officer
Avianca Holdings S.A.
Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,
Santa Mar a Business District, Panama City,
Republic of Panama

       Re: Avianca Holdings S.A.
           Form 20-F for the Fiscal Year ended December 31, 2018
           Filed April 29, 2019
           File No. 001-36142

Dear Mr. Neuhauser:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:    Renato Covelo